02045840

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the first quarter ended August 31, 2001

Lorus Therapeutics Inc.
(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: July 8, 2002

By: ________________
James Parsons
Vice President, Finance

LORUS

Advancing Cancer Therapy

QUARTERLY report

FIRST QUARTER JUNE 1, 2001 TO AUGUST 31, 2001

With all clinical development programs proceeding on schedule, we are pleased to review with you the operating highlights for the first quarter of 2002. This past quarter was highlighted by advancements in our Phase III clinical trial program for Virulizin®, the appointment of a Chief Executive Officer and a new President and Chief Operating Officer, as well as the signing of a sales and distribution deal for Virulizin® in Mexico for the treatment of malignant melanoma.

After meeting with the U.S. Food and Drug Administration ("FDA") to review our Phase III clinical trial protocol design, the decision was made to expand the trial to integrate first and second line treatment of Virulizin® for the treatment of pancreatic cancer into a single study. The protocol will provide for first line combination therapy with Virulizin® and gemcitabine to be evaluated in comparison to treatment with gemcitabine. The study will include a second line treatment for patients that fail gemcitabine treatment. Second line treatment will compare treatment with Virulizin® plus 5-fluorouracil (5-FU), the frequently used second line or salvage therapy for pancreatic cancer, with treatment of 5-FU. Other discussions with the FDA have led to their clearance for the initiation of our Phase III clinical trial.

Subsequent to the first quarter, Lorus announced the appointment of Dr. Jim A. Wright as Chief Executive Officer, and the appointment of Dr. Raafat Fahim as President and Chief Operating Officer. Dr. Fahim brings to his position extensive experience in research, development, manufacturing and registration of human vaccines and immunotherapeutics. Dr. Fahim has been instrumental in the successful development, registration and launch of human health care products in North America and globally.

A major milestone for the Company was established with Faulding Canada Inc. with the signing of a seven-year sales and distribution agreement for Virulizin® in Mexico for the treatment of malignant melanoma. Mexico is the second largest pharmaceutical market in Latin America and was the fastest growing market in the world in 2000. The deal provides for Lorus to receive royalties from sales of Virulizin® and provides Faulding with the option to enter into agreements to sell Virulizin® in two other major Latin American markets, Brazil and Argentina.

Further pre-clinical tests with Virulizin® were presented at the international conference Drug Discovery Technology 2001. The potential of Virulizin® to treat a variety of different cancers, including lung, ovarian and prostate, was demonstrated.

The first patient in the Phase I clinical trial of GTI-2501 was treated at the University of Chicago Medical Center. The Phase I dose-escalating trial, designed to establish the recommended clinical Phase II dose as well as examine the safety profile of GTI-2501, is enrolling patients with solid tumors or lymphoma for which no effective therapy is currently available or whose cancer has not responded to conventional or standard therapies.

The Company reported that GTI-2040 demonstrated anti-tumor activity in animal models with human lymphoma tumors in two independent pre-clinical tests. All mice in the control group, who received saline only, died due to disease progression. All mice treated with GTI-2040, with the exception of one, survived until the end of the experimental period.

LORUS THERAPEUTICS INC.

7100 Woodbine Ave. Suite 215, Markham ON Canada L3R 5J2 T: 905.305.1100 F: 905.305.1584 www.lorusthera.com info@lorusthera.com

Operating Cash Requirements

Lorus' cash burn (cash used in operating activities) increased modestly to $3,044,000 for the quarter ended August 31, 2001 compared to $2,863,000 for the comparable quarter last year due mainly to higher product development costs, partially offset by lower working capital requirements and lower administration expenses. Due to the growth experienced by the Company a new lease has been signed for a facility in Toronto to combine the two current operating locations in the fourth quarter of fiscal 2002. This relocation will result in a small increase in operating costs and will require some equipment and facility capital expenditures to replace shared facilities currently in place at our Sunnybrook and Women's College Hospital location.

Cash Position

At August 31, 2001 Lorus had cash and cash equivalents and short-term investments totaling $45.7 million compared to $48.8 million at May 31, 2001. Working capital was $42.3 million at August 31, 2001 compared to $44.5 million at May 31, 2001.

Dr. Jim A. Wright
Chief Executive Officer

Forward Looking Statements

Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this quarterly report might not occur.

For more information:

Ashli MacInnis
Lorus Therapeutics Inc.
Tel: (905) 305-1100 ext. 238
Fax: (905) 305-1584
Email: ir @ lorusthera.com

Lorus Therapeutics Inc.

Consolidated Statements of Loss and Deficit (unaudited)

(Amounts in 000's except for per common share data) *(Canadian Dollars)*	Three months ended Aug. 31, 2001	Three months ended Aug. 31, 2000	Period from inception Sept. 5, 1986 to Aug. 31, 2001	Period from inception Sept. 5, 1986 to May 31, 2001
EXPENSES				
Research and development	$ **2,142**	$ 1,634	$ 39,992	$ 37,850
General and administrative	**1,062**	1,218	24,910	23,848
Depreciation and amortization	**455**	434	5,899	5,444
Net gain on sale of capital assets	**-**	-	(126)	(126)
Interest income	**(603)**	(750)	(6,237)	(5,634)
Loss for the period	**3,056**	2,536	64,438	61,382
Deficit, beginning of period	**61,382**	46,169	-	-
Deficit, end of period	$ **64,438**	$ 48,705	$ 64,438	$ 61,382
Loss per common share	$ **0.02**	$ 0.02		
Weighted average number of common shares outstanding (000's)	**142,444**	139,947		

See accompanying notes to unaudited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

For the quarters ended August 31, 2001 and 2000

1. *Basis of presentation*

   These consolidated financial statements of Lorus Therapeutics Inc. ("the Company") follow the same accounting policies and methods of their application as the audited annual financial statements for the year ended May 31, 2001 except as described in note 2. These consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements.

2. *Share capital*

   As of August 31, 2001, there were 3,824,936 options outstanding and 1,242,366 purchase warrants outstanding to acquire common shares of the Company.

3. *Stock-based compensation*

   Stock options granted to consultants and other non-employees are accounted for using the fair value method. Under this method, options granted are recognized at their fair value as services are performed and options are earned. For the quarter ended August 31, 2001, accounting under the fair value method resulted in a stock-based compensation charge of $20,000 and a recovery of deferred stock-based compensation of $126,000. The amounts for the comparable quarter last year under the fair value method were both nil.